                                                                       EXHIBIT E

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Partners of Iroquois Gas Transmission System, L.P.:

   In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, changes in partners' equity and of cash flows present fairly, in all material respects, the financial position of Iroquois Gas Transmission System, L.P. and its subsidiary at December 31, 2000 and December 31, 1999, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2000 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers, LLP

Boston, Massachusetts
February 7, 2001

                     IROQUOIS GAS TRANSMISSION SYSTEM, L.P.

                       CONSOLIDATED STATEMENTS OF INCOME

                                                     For the Years Ended
                                                         December 31
                                                  ----------------------------
                                                    2000      1999      1998
                                                  --------  --------  --------
                                                    (thousands of dollars)
Operating Revenues............................... $127,234  $123,919  $140,371
Operating Expenses:
  Operation and maintenance......................   21,119    21,534    21,703
  Depreciation and amortization..................   23,609    21,976    29,795
  Taxes other than income taxes..................   11,156    11,449    10,390
    Total Operating Expenses.....................   55,884    54,959    61,888
Operating Income.................................   71,350    68,960    78,483
Other Income/(Expenses):
  Interest income................................    2,203     1,644     1,908
  Allowance for equity funds used during
   construction..................................      126       --        457
  Other, net.....................................     (505)     (225)    4,393
                                                     1,824     1,419     6,758
Income Before Interest Charges and Taxes.........   73,174    70,379    85,241
Interest Expense:
  Interest expense...............................   31,283    30,621    33,169
  Allowance for borrowed funds used during
   construction..................................     (144)      --       (693)
    Net Interest Expense.........................   31,139    30,621    32,476
Income Before Taxes..............................   42,035    39,758    52,765
Provision for Taxes..............................   17,083    15,580    20,788
Net Income....................................... $ 24,952  $ 24,178  $ 31,977

   The accompanying notes are an integral part of these financial statements.

                     IROQUOIS GAS TRANSMISSION SYSTEM, L.P.

                          CONSOLIDATED BALANCE SHEETS

                                                             At December 31
                                                           --------------------
                                                             2000       1999
                                                           ---------  ---------
                                                              (thousands of
                                                                dollars)
                          ASSETS
Current Assets:
  Cash and temporary cash investments..................... $  25,013  $  27,375
  Accounts receivable--trade..............................     7,655      6,938
  Accounts receivable--affiliates.........................     5,667      5,440
  Other current assets....................................     3,138      3,422
                                                           ---------  ---------
    Total Current Assets..................................    41,473     43,175
Natural Gas Transmission Plant:
  Natural gas plant in service............................   777,577    773,588
  Construction work in progress...........................     7,646      3,292
                                                           ---------  ---------
                                                             785,223    776,880
  Accumulated depreciation and amortization...............  (265,051)  (242,074)
    Net Natural Gas Transmission Plant....................   520,172    534,806
Other Assets and Deferred Charges:
  Regulatory assets--income tax related...................    13,634     12,767
  Regulatory assets--other................................     2,038      2,226
  Other assets and deferred charges.......................     7,051      1,877
                                                           ---------  ---------
    Total Other Assets and Deferred Charges...............    22,723     16,870
                                                           ---------  ---------
      Total Assets........................................ $ 584,368  $ 594,851
                                                           =========  =========
             LIABILITIES AND PARTNERS' EQUITY
Current Liabilities:
  Accounts payable........................................ $   3,970  $   3,624
  Accrued interest........................................     2,909      4,781
  Short-term borrowings...................................       --       3,500
  Current portion of long-term debt (Note 3)..............    22,222     28,789
  Accrued property taxes..................................     3,541      3,737
  Other current liabilities...............................     1,513      1,574
                                                           ---------  ---------
    Total Current Liabilities.............................    34,155     46,005
Long-Term Debt (Note 3)...................................   366,667    307,875
Other Non-Current Liabilities.............................       489        816
                                                             367,156    308,691
Amounts Equivalent to Deferred Income Taxes:
  Generated by Partnership................................    79,866     70,037
  Payable by Partners.....................................   (66,232)   (57,270)
                                                           ---------  ---------
    Total Amounts Equivalent to Deferred Income Taxes.....    13,634     12,767
Commitments and Contingencies (Note 7)....................       --         --
                                                           ---------  ---------
  Total Liabilities.......................................   414,945    367,463
Partners' Equity..........................................   169,423    227,388
                                                           ---------  ---------
  Total Liabilities and Partners' Equity.................. $ 584,368  $ 594,851
                                                           =========  =========

   The accompanying notes are an integral part of these financial statements.

                     IROQUOIS GAS TRANSMISSION SYSTEM, L.P.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                    For the Years Ended
                                                        December 31
                                                -----------------------------
                                                  2000       1999      1998
                                                ---------  --------  --------
                                                  (thousands of dollars)
Cash Flows from Operating Activities:
  Net Income................................... $  24,952  $ 24,178  $ 31,977
  Adjusted for the following:
    Depreciation and amortization..............    23,609    21,976    29,795
    Allowance for equity funds used during
     construction..............................      (126)      --       (457)
    Deferred regulatory assets--income tax
     related...................................      (867)    1,071       548
    Amounts equivalent to deferred income
     taxes.....................................       867    (1,071)     (548)
    Income and other taxes payable by
     Partners..................................    17,083    15,580    20,788
    Other assets and deferred charges..........    (5,567)   (1,007)      (28)
    Changes in working capital:
      Accounts receivable......................      (944)   (1,352)    3,276
      Other current assets.....................       284      (932)     (323)
      Accounts payable.........................       346      (604)     (679)
      Accrued interest.........................    (1,872)     (430)     (402)
      Other liabilities........................      (584)      552       (48)
    Net Cash Provided by Operating Activities..    57,181    57,961    83,899
Cash Flows from Investing Activities:
  Capital expenditures.........................    (8,268)   (7,718)  (14,172)
    Net Cash Used for Investing Activities.....    (8,268)   (7,718)  (14,172)
Cash Flows from Financing Activities:
  Partner distributions........................  (100,000)  (25,000)  (40,000)
  Long-term debt borrowings....................   400,000       --        --
  Repayments of long-term debt.................  (347,775)  (28,724)  (28,723)
  Short-term borrowings (repayments)...........    (3,500)    3,500       --
    Net Cash Used for Financing Activities.....   (51,275)  (50,224)  (68,723)
Net increase (decrease) in Cash and Temporary
 Cash Investments..............................    (2,362)       19     1,004
Cash and Temporary Cash Investments at
 Beginning of Year.............................    27,375    27,356    26,352
Cash and Temporary Cash Investments at End of
 Year.......................................... $  25,013  $ 27,375  $ 27,356
Supplemental disclosure of cash flow
 information:
  Cash paid for interest....................... $  32,628  $ 31,051  $ 33,571

   The accompanying notes are an integral part of these financial statements.

                     IROQUOIS GAS TRANSMISSION SYSTEM, L.P.

                    STATEMENT OF CHANGES IN PARTNERS' EQUITY

                                                          (thousands of dollars)
Partners' Equity
  Balance at December 31, 1997...........................       $ 199,865
    Net income 1998......................................          31,977
    Taxes payable by Partners............................          20,788
    Equity distributions to Partners.....................         (40,000)

  Balance at December 31, 1998...........................       $ 212,630
    Net income 1999......................................          24,178
    Taxes payable by Partners............................          15,580
    Equity distributions to Partners.....................         (25,000)

  Balance at December 31, 1999...........................       $ 227,388
    Net income 2000......................................          24,952
    Taxes payable by Partners............................          17,083
    Equity distributions to Partners.....................        (100,000)

Partners' Equity
  Balance at December 31, 2000...........................       $ 169,423

   The accompanying notes are an integral part of these financial statements.

                     IROQUOIS GAS TRANSMISSION SYSTEM, L.P.

                         NOTES TO FINANCIAL STATEMENTS

NOTE 1

 Description of Partnership:

   Iroquois Gas Transmission System, L.P., ("Iroquois" or "Company") is a Delaware limited partnership formed for the purpose of constructing, owning and operating a natural gas transmission pipeline from the Canada-United States border near Waddington, NY, to South Commack, Long Island, NY. In accordance with the limited partnership agreement, the Partnership shall continue in existence until October 31, 2089, and from year to year thereafter, until the Partners elect to dissolve the Partnership and terminate the limited partnership agreement.

   As of December 31, 2000, the Partners consist of TransCanada Iroquois Ltd. (29.0%), North East Transmission Company (19.4%), Dominion Iroquois, Inc. (16.0%), ANR Iroquois, Inc. (9.4%), ANR New England Pipeline Company (6.6%), TCPL Northeast Ltd. (6.0%), JMC-Iroquois, Inc. (4.93%), TEN Transmission Company (4.87%), NJNR Pipeline Company (2.8%), and LILCO Energy Systems, Inc. (1.0%). Effective December 31, 1998, Alenco Iroquois Pipeline, Inc. sold its interest in the Company to TCPL Northeast Ltd. The Iroquois Pipeline Operating Company, a wholly-owned subsidiary, is the administrative operator of the pipeline.

   Income and expenses are allocated to the Partners and credited to their respective equity accounts in accordance with the partnership agreements and their respective percentage interests. Distributions to Partners are made concurrently to all Partners in proportion to their respective partnership interests. Total cash distributions of $100.0 million, $25.0 million and $40.0 million were made during 2000, 1999 and 1998, respectively.

NOTE 2

 Summary of Significant Accounting Policies:

BASIS OF PRESENTATION

   The consolidated financial statements of the Company are prepared in accordance with generally accepted accounting principles and with accounting for regulated public utilities prescribed by the Federal Energy Regulatory Commission ("FERC"). Generally accepted accounting principles for regulated entities allow the Company to give accounting recognition to the actions of regulatory authorities in accordance with the provisions of Statement of Financial Accounting Standards ("SFAS") No. 71, "Accounting for the Effects of Certain Types of Regulation". In accordance with SFAS No. 71, the Company has deferred recognition of costs (a regulatory asset) or has recognized obligations (a regulatory liability) if it is probable that such costs will be recovered or obligation relieved in the future through the rate-making process.

PRINCIPLES OF CONSOLIDATION

   The consolidated financial statements include the accounts of the Company and Iroquois Pipeline Operating Company, a wholly-owned subsidiary. Intercompany transactions have been eliminated in consolidation.

CASH AND TEMPORARY CASH INVESTMENTS

   Iroquois considers all highly liquid temporary cash investments purchased with an original maturity date of three months or less to be cash equivalents. Cash and temporary cash investments of $25.0 million at

                     IROQUOIS GAS TRANSMISSION SYSTEM, L.P.

December 31, 2000 consisted primarily of discounted commercial paper. Cash and temporary cash investments of $27.4 million in 1999, consisted primarily of low-risk mutual funds, carried at cost, which approximated market. At December 31, 1999, $9.7 million of cash and temporary cash investments were held to satisfy the terms of the Loan Agreement (refer to Note 3).

NATURAL GAS PLANT IN SERVICE

   Natural gas plant in service is carried at original cost. The majority of the natural gas plant in service is categorized as natural gas transmission plant which began depreciating over 20 years on a straight line basis from the in-service date through January 31, 1995. Commencing February 1, 1995, transmission plant began depreciating over 25 years on a straight-line basis as a result of a rate case settlement. Effective August 31, 1998 the depreciation rate was changed to 2.77% (36 years average life) in accordance with the FERC rate order issued July 29, 1998. General plant is depreciated on a straight-line basis over five years.

CONSTRUCTION WORK IN PROGRESS

   At December 31, 2000, construction work in progress included preliminary construction costs relating to the proposed Eastchester expansion project and other on-going minor capital projects.

Allowance for Funds Used During Construction

   The allowance for funds used during construction ("AFUDC") represents the cost of funds used to finance natural gas transmission plant under construction. The AFUDC rate includes a component for borrowed funds as well as equity. The AFUDC is capitalized as an element of natural gas plant in service.

Provision for Taxes

   The payment of income taxes is the responsibility of the Partners and such taxes are not normally reflected in the financial statements of partnerships. Iroquois' approved rates, however, include an allowance for taxes (calculated as if it were a corporation) and the FERC requires Iroquois to record such taxes in the Partnership records to reflect the taxes payable by the Partners as a result of Iroquois' operations. These taxes are recorded without regard as to whether each Partner can utilize its share of the Iroquois tax deductions. Iroquois' rate base, for rate-making purposes, is reduced by the amount equivalent to accumulated deferred income taxes in calculating the required return.

   The Company accounts for income taxes under Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes". Under SFAS No. 109, deferred taxes are provided based upon, among other factors, enacted tax rates which would apply in the period that the taxes become payable, and by adjusting deferred tax assets or liabilities for known changes in future tax rates. SFAS No. 109 requires recognition of a deferred income tax liability for the equity component of AFUDC.

Estimates

   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

                     IROQUOIS GAS TRANSMISSION SYSTEM, L.P.

Reclassifications

   Certain prior year amounts have been reclassified to conform with current year classifications.

New Accounting Standard

   In June of 1998, The Financial Accounting Standards Board ("FASB") issued SFAS 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"). This statement establishes accounting and reporting standards for derivative instruments and for hedging activities. The statement requires recognition of derivatives in the statement of financial position, to be measured at fair value. Gains or losses resulting from changes in the value of derivatives would be accounted for depending on the intended use of the derivative and whether it qualifies for hedge accounting. In June 1999, the FASB issued SFAS 137 "Accounting for Derivative Instruments and Hedging Activities-Deferral of the Effective Date of FASB Statement 133," which deferred SFAS 133's effective date for all fiscal quarters of all fiscal years beginning after June 15, 2000. In June 2000, the FASB issued SFAS 138 "Accounting for Certain Derivative Instruments and Certain Hedging Activities," which amended SFAS 133. The Company has adopted SFAS 133 beginning January 1, 2001. However, due to the Company's limited use of derivative financial instruments which are applied only to the Company's interest rate swap agreement (see Note 3), adoption of SFAS 133 will not have a material effect on the Company's consolidated results of operations, financial position, or cash flows. The transition adjustment as of January 1, 2001, recorded in other comprehensive income was $1.7 million.

NOTE 3

 Financing:

   On June 11, 1991, Iroquois entered into a loan agreement which provided a loan facility totaling $522.6 million to be amortized over a 14-year period commencing November 1, 1992. During 1993, Iroquois entered into Expansion Loan Agreement No. 1 in the amount of $17.6 million to construct the Wright Compressor Station. This loan had a maturity date of November 2007. During 1995, Iroquois entered into Expansion Loan Agreement No. 2 in the amount of $13.4 million to finance the Croghan Compressor Station. This loan had a maturity date of November 2008. On May 30, 2000, Iroquois exercised its option to prepay these three loans in full with the proceeds of the Term Loan Facility and Senior Notes which are described below.

   As of December 31, 1999, Iroquois was party to interest rate swap transactions for aggregate notional principal amounts of $537.6 million relating to the original loan and Expansion Loan No. 1. The fair value of the interest rate swaps is the estimated amount that Iroquois would receive or pay to terminate the swap agreements at the reporting date, taking into account current interest rates and current creditworthiness of the swap counterparties. The fair value of these interest rate swaps were ($8.6) million and ($39.2) million at December 31, 1999 and 1998 respectively. These interest rate swap agreements were terminated during the first six months of 2000.

   On May 30, 2000, Iroquois completed a private offering of $200 million of 8.68% senior notes due 2010, which were exchanged in a registered offering for notes with substantially identical terms on September 25, 2000 ("Senior Notes"). Also on May 30, 2000, Iroquois entered into a credit agreement with certain financial institutions providing for a term loan facility of $200 million ("Term Loan Facility") and a $10 million, 364-day revolving credit facility. The credit agreement permits Iroquois to choose among various interest rate options, to specify the portion of the borrowings to be covered by specific interest rate options and to specify the interest rate period, subject to certain parameters. The Term Loan Facility will amortize over nine years. At December 31, 2000 there were no amounts outstanding under the revolving credit facility. The proceeds from the Senior Notes and Term Loan Facility were used to repay borrowings under the above mentioned three loan

                     IROQUOIS GAS TRANSMISSION SYSTEM, L.P.

agreements, terminate related interest rate swap agreements, make a cash distribution to Iroquois' partners of $40 million, pay certain financing fees and expenses and for general corporate purposes.

   During the first six months of 2000, Iroquois paid approximately $0.9 million for the termination of its entire portfolio of interest rate swap agreements, which had an aggregate notional principal amount of $437.6 million. Under the provisions of SFAS 71, Iroquois intends to recover these costs in future rate proceedings and therefore has deferred and is amortizing these amounts over the life of the original loan agreements.

   On August 9, 2000, the Company entered into an interest rate swap agreement with The Chase Manhattan Bank to hedge a portion of the interest rate risk on the new credit facilities. This interest rate swap agreement was effective on August 30, 2000 and will terminate on the last business day in May 2009. Pursuant to the terms of this interest rate swap agreement, Iroquois has agreed to pay to The Chase Manhattan Bank a fixed rate of 6.82% on an initial notional amount of $25.0 million, which will be amortized during the term of the interest rate swap agreement, in return for a payment from The Chase Manhattan Bank of a floating rate of 3-month LIBOR on the amortizing notional amount. On August 9, 2000, the Company also entered into an option with The Chase Manhattan Bank pursuant to which The Chase Manhattan Bank had the option to enter into an additional interest rate swap agreement. The Chase Manhattan Bank exercised this option which was effective on December 26, 2000 and will terminate on the last business day in May 2009. This additional interest swap agreement has the same fixed and floating rate terms as the initial interest rate swap agreement and is for an initial notional amount of $24.3 million, which will be amortized during the term of the additional interest rate swap agreement. As of December 31, 2000, the aggregate notional principle amount of these two swaps was $47.2 million. The interest rate and margin over the term of the swaps average 6.820% and 1.260% respectively. The fair value of these interest rate swaps at December 31, 2000, was ($1.7) million.

   At December 31, 2000, the outstanding principal balance was $200 million on the Senior Notes and $188.9 million on the Term Loan Facility. The combined schedule of repayments at December 31, 2000 is as follows (millions of dollars):

                                                                       Scheduled
   Year                                                                Repayment
   ----                                                                ---------
   2001...............................................................  $ 22.2
   2002...............................................................  $ 22.2
   2003...............................................................  $ 22.2
   2004...............................................................  $ 22.2
   2005...............................................................  $ 22.2
   Thereafter.........................................................  $277.9

   At December 31, 1999, the short-term borrowings consisted of an unsecured line of credit which permitted borrowings up to a maximum of $10 million at a rate equal to the lower of the lenders' alternate base rate or one, two or three month LIBOR plus 3/8% per annum. This facility was reviewed on an annual basis and expired in May 2000. As of December 31, 1999, $3.5 million was outstanding under this agreement at an annual interest rate of 6.8363%. The line of credit contained a subjective acceleration clause as its most restrictive covenant.

NOTE 4

 Concentrations of Credit Risk:

   Iroquois' cash and temporary cash investments and trade accounts receivable represent concentrations of credit risk. Management believes that the credit risk associated with cash and temporary cash investments is

                     IROQUOIS GAS TRANSMISSION SYSTEM, L.P.

mitigated by its practice of limiting its investments primarily to commercial paper rated P-1 or higher by Moody's Investors Services and A-1 or higher by Standard and Poor's, and its cash deposits to large, highly-rated financial institutions. Management also believes that the credit risk associated with trade accounts receivable is mitigated by the restrictive terms of the FERC gas tariff which requires customers to pay for service within 20 days after the end of the month of service delivery.

NOTE 5

 Fair Value of Financial Instruments:

   The fair value amounts disclosed below have been reported to meet the disclosure requirements of SFAS No. 107, "Disclosures About Fair Values of Financial Instruments" and are not necessarily indicative of the amounts that the Company could realize in a current market exchange.

   The carrying amount of cash and temporary cash investments, accounts receivable, accounts payable and accrued expenses approximates fair value.

   The fair value of long-term debt is estimated based on currently quoted market prices for similar types of issues. The carrying amounts and estimated fair values of the Company's long-term debts including current maturities are as follows (thousands of dollars):

   Year                                               Carrying Amount Fair Value
   ----                                               --------------- ----------
   2000..............................................    $388,889      $408,441
   1999..............................................    $336,664      $336,664

NOTE 6

 Gas Transportation Contracts:

   As of December 31, 2000, Iroquois had contracts in place to provide firm reserved transportation service to 36 shippers of 1005.9 MDth/d of natural gas which breaks down as follows:

                                                                        Quantity
                                                                           in
   Term in Years                                                         MDth/d
   -------------                                                        --------
     1-10..............................................................   127.5
    11-15..............................................................   784.4
    16-20..............................................................    94.0
    Total..............................................................  1005.9

   The long-term firm service gas transportation contracts expire between October 31, 2002 and August 1, 2018.

NOTE 7

 Commitments and Contingencies:

Regulatory Proceedings

 FERC Docket No. RP97-126

   On November 29, 1996, Iroquois submitted a general rate change application to the Federal Energy Regulatory Commission ("FERC" or "Commission") in Docket No. RP97-126-000. In an order issued on

                     IROQUOIS GAS TRANSMISSION SYSTEM, L.P.

December 31, 1996 ("Suspension Order"), the Commission accepted and suspended the rates, permitted them to become effective (with one exception noted below) on January 1, 1997, and established a hearing. Pursuant to that Suspension Order, the Presiding Administrative Law Judge conducted a hearing on all issues raised by Iroquois' filing, which was concluded on August 28, 1997.

   Following the December 31, 1997 issuance of an Initial Decision ("1997 Initial Decision") by the Presiding Administrative Law Judge, on January 30, 1998 Iroquois filed its brief on exceptions vigorously opposing certain aspects of the 1997 Initial Decision. On July 29, 1998 the Commission issued its "Order Affirming in Part and Reversing in Part Initial Decision" ("July 29 Order") which modified significant portions of the 1997 Initial Decision. Iroquois' filing in compliance with the July 29 Order was accepted and the lower rates became effective on August 31, 1998. In addition, on August 28, 1998 Iroquois filed a request for rehearing of the July 29 Order. By order issued March 11, 1999 ("March 11 Order") the Commission granted rehearing on one aspect of the July 29 Order. The March 11 Order reversed the earlier decision on Iroquois' capital structure and permitted Iroquois to utilize an equity structure of 35.21% (in place of the 31.85% required by the July 29 Order) in designing its rates. This resulted in an increase of approximately 1c per dekatherm in Iroquois' 100% load factor interzone rate. All other requests for rehearing of the July 29 Order were denied. Iroquois filed a petition for review of these orders in the United States Court of Appeals for the District of Columbia Circuit docketed as DC Cir. No. 99-1175. This case was consolidated with DC Cir. No. 99-1177, which involved a petition for review of these same orders that was filed by Selkirk Cogen Partners, L.P. and MassPower (customers of Iroquois). As a result of the Commission's February 10, 2000 approval of the rate settlement discussed below, these petitions for review were withdrawn.

   The Suspension Order granted summary disposition on one issue: as a result of the Commission's December 20 Opinion in Docket No. RP94-72 (discussed below), Iroquois was ordered to remove approximately $11.7 million in plant and associated costs from its proposed rate base. This resulted in an additional reduction in Iroquois' test-period revenues of approximately $2.0 million from those set forth in the filing. Iroquois sought rehearing (on January 30, 1997) of the Suspension Order. This was denied by the Commission by an order issued August 5, 1997 ("August 5 Order"). On September 3, 1997, Iroquois filed a Petition for Review of the Commission's Suspension and August 5 Orders in the United States Court of Appeals for the District of Columbia Circuit, docketed as D.C. Cir. No. 97-1533, which was consolidated with D.C. Cir. No. 97-1276 (discussed below).

 FERC Docket No. RP94-72

   The Commission, on June 19, 1995, approved a Stipulation and Consent Agreement in Iroquois' prior rate proceeding in Docket No. RP94-72, which resolved all issues except for the accounting and recovery of legal defense costs incurred in connection with certain criminal and civil investigations into the initial construction of the Iroquois facility. A hearing was held on this reserved issue on April 5, 1995. On July 19, 1995 the Presiding Administrative Law Judge issued an Initial Decision ("1995 Initial Decision") that would have permitted Iroquois to capitalize those legal defense costs and recover $4.1 million (the dollar amount of such costs which Iroquois filed to recover in Docket No. RP94-72) from its customers. Various participants, including the Commission Staff, filed exceptions to the 1995 Initial Decision with the Commission (which were opposed by Iroquois on September 7, 1995). On December 20, 1996 the Commission issued an order reversing the 1995 Initial Decision and disallowing recovery of the legal defense costs at issue. Iroquois filed a request for rehearing of the Commission's December 20 Order on January 21, 1997. By Order issued March 3, 1997, the Commission denied rehearing.

                     IROQUOIS GAS TRANSMISSION SYSTEM, L.P.

 Consolidated Proceedings

   Iroquois filed a petition for review of the December 20 and March 3 Orders in the United States Court of Appeals for the District of Columbia Circuit on April 18, 1997 in D.C. Cir. No. 97-1276. Following oral argument on May 14, 1998, the court on July 21, 1998 issued a decision reversing the Commission's December 20 and March 3 Orders as well as the Suspension and August 5 Orders and remanded the matter to the agency for further proceedings. The court subsequently denied rehearing of its opinion on November 13, 1998 and issued its mandate. On June 16, 1999 the Commission issued an "Order on Remand and Establishing Rehearing" ("June 16 Order"). The June 16 Order concluded that a hearing was necessary to determine whether Iroquois' incurrence of the legal expenditures was prudent and set forth the procedures and burdens which were to govern that hearing. A preliminary conference to establish a procedural schedule and to clarify the positions of the participants was convened on July 12, 1999. As a result of the Commission's February 10, 2000 approval of the rate settlement described below, these issues have been resolved.

 Settlement (FERC Docket Nos. RP97-126 and RP94-72 et al.)

   After extensive negotiations, on December 17, 1999 Iroquois, with the support of all active participants, filed with the Commission a settlement of all of the above outstanding rate matters. Pursuant to the settlement the parties agreed to a rate moratorium whereby, with limited exceptions, no new rates could be placed in effect on Iroquois' system until January 1, 2004. During the period of the moratorium, Iroquois would reduce its 100% load factor interzone rate by approximately 4.8c per dekatherm (approximately 1c in 2001, an additional 2.4c in 2002 and an additional 1.4c in 2003). Based on 1999 long-term firm service contracts the settlement will result in the following reductions in revenues: $2.3 million in 2001, $5.7 million in 2002, and $3.4 million in 2003. In addition, Iroquois would not seek in any future rate proceedings to recover defense costs associated with the criminal and civil investigations into the initial construction of the Iroquois facility. These costs were removed from the proposed rate base and reflected in the Company's results from operations in previous years. Finally, Iroquois, Selkirk Cogen Partners, L.P. and MassPower would withdraw their petitions for review in DC Cir. Nos. 99-1175 and 99-1177. By letter order issued February 10, 2000, the Commission approved the rate settlement without modification. The period for filing rehearing requests of such order has expired. No such requests were filed. The settlement became effective on March 10, 2000.

 FERC Order No. 637

   On February 9, 2000, the Commission issued Order No. 637 in Docket Nos. RM98-10 and RM98-12. According to the Commission, the order was to reflect "steps to guarantee effective competition, remove constraints on market power, and eliminate regulatory bias". Among other things, the order required pipelines to submit Commission filings to 1) remove the price cap applicable to pipeline capacity released by firm shippers to new shippers, 2) revise pipeline scheduling procedures applicable to such released capacity, 3) permit firm shippers to segment their capacity for their own use or release, 4) revise pipeline penalty provisions, and 5) expand, modify and consolidate certain pipeline reporting requirements. On July 17, 2000 and September 1, 2000, Iroquois submitted filings in (respectively) Docket Nos. RP00-411 and RP00-529 to implement the provisions of Order No. 637. Certain parties, including a number of Iroquois shippers, opposed certain aspects of the filings. The Commission has not yet acted on the filing in Docket No. RP00-411; the tariff sheets submitted in Docket No. RP00-529 were accepted in a letter order dated September 28, 2000. Management believes that the outcome of these proceedings will not have a material adverse effect on Iroquois' financial condition or results of operations.

                     IROQUOIS GAS TRANSMISSION SYSTEM, L.P.

 Eastchester Certificate Application (FERC Docket No. CP00-232)

   On April 28, 2000, Iroquois filed an application with the Commission to construct and operate its "Eastchester Extension Project". Under this proposal, Iroquois would construct and operate certain facilities, including additional compression facilities and approximately 33 miles of pipeline and associated facilities from Northport, Long Island to the Bronx, New York. Those proposed facilities would serve 220,000-230,000 dekatherms of natural gas per day on a long-haul basis to the New York City area. Iroquois would provide firm transportation service to the shippers with whom it has executed precedent agreements. Iroquois proposed to place the facilities into service on a staggered basis, with certain facilities placed into service on April 1, 2002 and the remainder on November 1, 2002. In order to meet the proposed in-service dates, Iroquois requested action by the Commission by June 1, 2001. Certain parties have intervened in opposition to certain aspects of the Eastchester proposal, including the location of the pipeline through the Bronx and the treatment of the costs associated with the project in future rate cases. Subsequent to the filing of those interventions, the Commission submitted several data requests to Iroquois, to which Iroquois has responded. In addition, on August 9, 2000 the Commission issued a "Notice of Intent to Prepare an Environmental Impact Statement" regarding the project, and conducted scoping sessions in various locations in New York state. On December 15, 2000 Iroquois filed an amendment to its application, proposing to relocate the terminus to a different location in the Bronx. Certain persons have objected to this proposed relocation in comments filed with the Commission. Additional meetings regarding this proposed relocation have been scheduled by the FERC staff.

Legal Proceedings--Other

   Iroquois is party to various other legal actions incident to its business. However, management believes that the outcome of these proceedings will not have a material adverse effect on Iroquois' financial condition or results of operations.

Leases

   Iroquois leases its office space under operating lease arrangements. The leases expire at various dates through 2003 and are renewable at Iroquois' option. Iroquois also leases a right-of-way easement on Long Island, NY, from the Long Island Lighting Company ("LILCO"), a general partner, which requires annual payments escalating 5% a year over the 39-year term of the lease. In addition, Iroquois leases various equipment under non-cancelable operating leases. During the years ended December 31, 2000, 1999 and 1998, Iroquois made payments of $1.0 million, $1.0 million and $0.9 million respectively, under operating leases which were recorded as rental expense. Future minimum rental payments under operating lease arrangements are as follows (millions of dollars):

   Year                                                                   Amount
   ----                                                                   ------
   2001..................................................................  $0.9
   2002..................................................................  $0.8
   2003..................................................................  $0.5
   2004..................................................................  $0.1
   2005..................................................................  $0.1
   Thereafter............................................................  $4.5

NOTE 8

 Income Taxes:

   Deferred income taxes which are the result of operations will become the obligation of the Partners when the temporary differences related to those items reverse. The Company recognizes a decrease in the Amounts Equivalent to Deferred Income Taxes account for these amounts and records a corresponding increase to

                     IROQUOIS GAS TRANSMISSION SYSTEM, L.P.

Partners' equity. Deferred income taxes with respect to the equity component of AFUDC remain on the accounts of the Partnership until the related deferred regulatory asset is recognized.

   Total income tax expense includes the following components (thousands of dollars):

                                                   U.S.          State--
2000                                              Federal State   Other   Total
----                                              ------- ------ ------- -------
Current.......................................... $ 5,501 $2,620 $  --   $ 8,121
Deferred.........................................   8,342    620    --     8,962
                                                  ------- ------ ------  -------
Total............................................ $13,843 $3,240 $  --   $17,083
                                                  ======= ====== ======  =======

                                                   U.S.          State--
1999                                              Federal State   Other   Total
----                                              ------- ------ ------- -------
Current.......................................... $ 5,082 $  540 $1,124  $ 6,746
Deferred.........................................   8,285    549    --     8,834
                                                  ------- ------ ------  -------
Total............................................ $13,367 $1,089 $1,124  $15,580
                                                  ======= ====== ======  =======

                                                   U.S.          State--
1998                                              Federal State   Other   Total
----                                              ------- ------ ------- -------
Current.......................................... $ 8,910 $1,793 $1,221  $11,924
Deferred.........................................   8,530    334    --     8,864
                                                  ------- ------ ------  -------
Total............................................ $17,440 $2,127 $1,221  $20,788
                                                  ======= ====== ======  =======

   For the years ended December 31, 2000, 1999 and 1998, the effective tax rate differs from the Federal statutory rate due principally to the impact of state taxes.

   Deferred income taxes included in the income statement relate to the following (thousands of dollars):

                                                          2000    1999    1998
                                                         ------  ------  ------
Depreciation............................................ $8,410  $8,930  $4,224
Deferred regulatory asset...............................    (75)    (70)    (71)
Property taxes..........................................    (1)      23      27
Legal cost..............................................    --      (16)    104
Accrued expenses........................................    --       16    (104)
Alternative minimum tax credit..........................    277     (37)  4,487
Other...................................................    351     (12)    197
                                                         ------  ------  ------
Total deferred taxes.................................... $8,962  $8,834  $8,864
                                                         ======  ======  ======

                     IROQUOIS GAS TRANSMISSION SYSTEM, L.P.

   The components of the net deferred tax liability are as follows (thousands of dollars):

At December 31                                                 2000      1999
--------------                                               --------  --------
Deferred tax assets:
Alternative minimum tax credit.............................. $  2,496  $  2,773
Accrued expenses............................................    5,474     5,474
                                                             --------  --------
Total deferred tax assets...................................    7,970     8,247
                                                             ========  ========
Deferred tax liabilities:
Depreciation and related items..............................  (67,456)  (59,072)
Deferred regulatory asset...................................     (808)     (883)
Property taxes..............................................     (879)     (879)
Legal costs.................................................   (4,662)   (4,662)
Other.......................................................   (1,058)     (707)
                                                             --------  --------
Total deferred tax liabilities..............................  (74,863)  (66,203)
                                                             --------  --------
Net deferred tax liabilities................................  (66,893)  (57,956)
Less deferral of tax rate change............................      661       686
Deferred taxes-operations...................................  (66,232)  (57,270)
Deferred tax related to equity AFUDC........................  (12,973)  (12,081)
Deferred tax related to change in tax rate..................     (661)     (686)
                                                             --------  --------
Total deferred taxes........................................ $(79,866) $(70,037)
                                                             ========  ========

NOTE 9

 Related Party Transactions:

   Operating revenues and amounts due from related parties were primarily for gas transportation services. Amounts due from related parties are shown net of payables, if any.

   The following table summarizes Iroquois' related party transactions (millions of dollars):

                                                 Payments  Due from   Revenue
                                                to Related Related  from Related
2000                                             Parties   Parties    Parties
----                                            ---------- -------- ------------
TransCanada Iroquois Ltd.......................    $0.2      $0.7      $ 7.6
NorthEast Transmission Company.................     --        1.1        9.1
ANR Iroquois, Inc..............................     --        --         2.8
JMC-Iroquois, Inc..............................     --        1.7       18.1
TEN Transmission Company.......................     --        0.6        7.4
NJNR Pipeline Company..........................     --        0.6        7.0
LILCO Energy Systems, Inc......................     --        1.0       11.3
                                                   ----      ----      -----
  Totals.......................................    $0.2      $5.7      $63.3
                                                   ====      ====      =====

                     IROQUOIS GAS TRANSMISSION SYSTEM, L.P.

                                                 Payments  Due from   Revenue
                                                to Related Related  from Related
1999                                             Parties   Parties    Parties
----                                            ---------- -------- ------------
TransCanada Iroquois Ltd.......................    $0.5      $1.3      $ 7.7
NorthEast Transmission Company.................     --        --         --
ANR Iroquois, Inc..............................     --        0.3        3.7
JMC-Iroquois, Inc..............................     --        1.4       16.4
TEN Transmission Company.......................     --        0.6        9.0
NJNR Pipeline Company..........................     --        0.7        7.1
LILCO Energy Systems, Inc......................     0.1       1.0       11.4
                                                   ----      ----      -----
  Totals.......................................    $0.6      $5.3      $55.3
                                                   ====      ====      =====

NOTE 10

 Retirement Benefit Plans:

   During 1997, the Company established a noncontributory retirement plan ("Plan") covering substantially all employees. Pension benefits are based on years of credited service and employees' career earnings, as defined in the Plan. The Company's funding policy is to contribute, annually, an amount at least equal to that which will satisfy the minimum funding requirements of the Employee Retirement Income Security Act plus such additional amounts, if any, as the Company may determine to be appropriate from time to time.

   During 1997 and 1998 the Company also adopted excess benefit plans (EBPs) that provide retirement benefits to executive officers and other key management staff. The EBPs recognize total compensation and service that would otherwise be disregarded due to Internal Revenue Code limitations on compensation in determining benefits under the regular retirement plan. The EBPs are not funded and benefits are paid when due from general corporate assets.

   The consolidated net cost for pension benefit plans included in the consolidated statements of income for the years ending December 31, include the following components (thousands of dollars):

                                                               2000  1999  1998
                                                               ----  ----  ----
Service cost.................................................. $504  $388  $328
Interest cost.................................................   98    68    40
Expected return on plan assets................................  (92)  (52)  (25)
Amortization of prior service cost............................   22    22    22
Recognition of net actuarial loss.............................    2     9     1
Net periodic pension cost..................................... $534  $435  $366

   The following tables represent the two Plans' combined funded status reconciled to amounts included in the consolidated balance sheets as of December 31, 2000 and 1999 (thousands of dollars):

Change in Benefit Obligation                                      2000    1999
----------------------------                                     ------  ------
  Benefit obligation at beginning of year....................... $1,456  $  928
  Service cost..................................................    504     388
  Interest cost.................................................     98      68
  Actuarial (gain) or loss......................................    (84)     92
  Benefits paid.................................................    (29)    (20)
  Benefit obligation at end of year............................. $1,945  $1,456

                     IROQUOIS GAS TRANSMISSION SYSTEM, L.P.

Change in Plan Assets                                             2000   1999
---------------------                                            ------  -----
  Fair value of plan assets at beginning of year................ $  862  $ 315
  Actual return on plan assets..................................     30     47
  Employer contribution.........................................    592    520
  Benefits paid.................................................    (29)   (20)
  Fair value of plan assets at end of year...................... $1,455  $ 862

Reconciliation of Funded Status                                   2000   1999
-------------------------------                                  ------  -----
  Funded status................................................. $ (490) $(594)
  Unrecognized net actuarial loss...............................     98    122
  Unrecognized prior service cost...............................    169    191
  Additional minimum liability, non-qualified plans.............    (96)   (80)
  Accrued benefit cost.......................................... $ (319) $(361)

   The weighted average assumptions used in developing the projected benefit obligations were:

                                                               2000  1999  1998
                                                               ----  ----  ----
   Discount rate.............................................. 7.00% 7.00% 7.00%
   Expected return on plan assets.............................  N/A  9.00% 9.00%
   Increase in future compensation............................ 5.00% 5.00% 5.00%
   Cash balance interest credit rate.......................... 6.00% 6.00% 6.00%